Canada Goose Reports Third Quarter Fiscal 2023 Results
Highlights1:
•Reported revenue of $576.7m, down 1.6% from the prior year quarter largely due to timing of Wholesale shipments and lower revenue in Mainland China related to COVID-19 disruptions
•Increased gross margin to 72.2%, up 160 basis points with gross margin improvement in all product categories
•Generated net income of $137.5m, adjusted net income of $134.5m2 and adjusted EBIT of $197.1m2

TORONTO, ON (February 2, 2023) - Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) (NYSE:GOOS, TSX:GOOS) today announced financial results for the third quarter ended January 1, 2023 (“Q3 2023” or “Q3 ended January 1, 2023”). All amounts are in Canadian dollars unless indicated.
"We were pleased with accelerating growth in Mainland China toward the end of the quarter and continue to see promising signs of a strong local rebound to date,” said Dani Reiss, Chairman and CEO. “However, for most of the third quarter which includes December, our busiest month of the year, our performance was impacted by worse than expected COVID-19 related disruptions in Mainland China. This, combined with recent slowing momentum in North America set against a tough macro-economic backdrop, has led us to revise annual guidance. We believe these challenges are temporary and our brand strength and strategy position us well to drive profitable growth – which we look forward to discussing at our upcoming Investor Day.”
1 Comparisons to prior year quarter ended January 2, 2022 (“Q3 2022” or “Q3 ended January 2, 2022”).
2 See “Non-IFRS Financial Measures and Other Specified Financial Measures”.

Key Third Quarter Fiscal 2023 Results3,4

CAD $ millions (except share and per share data)	Third quarter ended		$ Change	% Change
	January 1, 2023	January 2, 2022[4]
Revenue	576.7	586.1	(9.4)	(1.6)%
Gross profit	416.4	413.8	2.6	0.6%
Gross margin	72.2%	70.6%		160	bps
Operating income	194.3	205.0	(10.7)	(5.2)%
Operating margin	33.7%	35.0%		(130)	bps
Net income attributable to shareholders of the Company	134.9	151.3	(16.4)	(10.8)%
Earnings per share attributable to shareholders of the Company
Basic	$1.28	$1.42	(0.14)	(9.9)%
Diluted	$1.28	$1.40	(0.12)	(8.6)%
Weighted average number of shares outstanding
Basic	105,146,788	106,915,147
Diluted	105,668,608	107,840,995
Non-IFRS Financial Measures[3]:
Adjusted EBIT*	197.1	205.0	(7.9)	(3.9)%
Adjusted EBIT margin	34.2%	35.0%		(80)	bps
Adjusted net income attributable to shareholders of the Company*	134.5	151.2	(16.7)	(11.0)%
Adjusted net income per basic share attributable to shareholders of the Company	$1.28	$1.41	(0.13)	(9.2)%
Adjusted net income per diluted share attributable to shareholders of the Company	$1.27	$1.40	(0.13)	(9.3)%
*Information for the comparative fiscal quarter has been recast to reflect a revision in the Company’s calculation of adjusted EBIT and adjusted net income. See “Reconciliation of Non-IFRS Measures”.
Revenue
Q3 2023 revenue declined 1.6% on a reported basis and 2.2% on a constant currency revenue basis3.
DTC revenue grew 1.5% largely due to continued retail store expansion, with 51 permanent stores at the end of Q3 2023 compared to 41 permanent stores at the end of the comparative quarter. DTC comparable sales5 declined 6.0%, which included positive comparable sales growth in all geographies excluding Mainland China. We were negatively impacted by COVID-19 related restrictions in the Asia Pacific region, particularly in Mainland China, which resulted in temporary store closures, reduced hours, and significantly lower retail traffic.
Wholesale revenue declined 17.3%. The decline was attributable to earlier shipments in Q2 2023.

3 See “Non-IFRS Financial Measures and Other Specified Financial Measures”.
4 The Company adopted a change in accounting policy related to Software as a Service arrangements. See “Changes in Accounting Policies” in the Q3 2023 Management’s Discussion and Analysis (“MD&A”).
5 DTC comparable sales is a supplementary financial measure. See “Non-IFRS Financial Measures and Other Specified Financial Measures”.

Revenue By Segment

	Third quarter ended		$ Change			% Change
CAD $ millions	January 1, 2023	January 2, 2022	As reported	Foreign exchange impact	In constant currency[6]	As reported	In constant currency[6]
DTC	450.2	443.7	6.5	(2.7)	3.8	1.5%	0.9%
Wholesale	114.4	138.4	(24.0)	(0.8)	(24.8)	(17.3)%	(17.9)%
Other	12.1	4.0	8.1	—	8.1	202.5%	202.5%
Total revenue	576.7	586.1	(9.4)	(3.5)	(12.9)	(1.6)%	(2.2)%
Fiscal 2023 is a 52-week fiscal year. Fiscal 2022, which ended April 3, 2022, was the first 53-week fiscal year, and the additional week was added to the third quarter ended January 2, 2022, which was during our peak season. In order to explain the impact of the additional week in fiscal 2022, and to facilitate comparison with the results for the third quarter ended January 1, 2023 over a similar calendar period, the below presents revenue excluding the first week at the beginning of the third quarter ended January 2, 2022 (“Incremental Week”) to more closely align calendar periods and the numbers of trading days.
Using the same trading weeks as the comparative quarter in both periods, total revenue and DTC revenue grew 2.5% and 4.6% respectively. Wholesale revenue declined 11.0% using the same trading weeks as the comparative quarter.
Impact of Incremental Week on Fiscal 2022 Revenue

	Third quarter ended				$ Change			% Change
CAD $ millions	January 1, 2023	January 2, 2022	Incremental Week	January 2, 2022 (Excluding Incremental Week)	Excluding Incremental Week	Foreign exchange impact	In constant currency[6]	Excluding Incremental Week	In constant currency[6]
DTC	450.2	443.7	(13.4)	430.3	19.9	(2.6)	17.3	4.6%	4.0%
Wholesale	114.4	138.4	(9.8)	128.6	(14.2)	(1.1)	(15.3)	(11.0)%	(11.9)%
Other	12.1	4.0	—	4.0	8.1	—	8.1	202.5%	202.5%
Total revenue	576.7	586.1	(23.2)	562.9	13.8	(3.7)	10.1	2.5%	1.8%
Revenue by Geography5
Revenue in the United States grew 11.3% primarily driven by higher revenues from existing stores as well as continued retail expansion. Revenue decreased in Canada and EMEA due to earlier timing for Wholesale shipments and lower e-Commerce performance, partially offset by increased sales within existing stores. APAC declined due to Mainland China COVID-19 related disruptions, partly offset by increased revenue as a result of the Japan Joint Venture.

	Third quarter ended		$ Change			% Change
CAD $ millions	January 1, 2023	January 2, 2022	As reported	Foreign exchange impact	In constant currency[6]	As reported	In constant currency[6]
Canada	109.2	117.2	(8.0)	—	(8.0)	(6.8)%	(6.8)%
United States	182.8	164.2	18.6	(8.2)	10.4	11.3%	6.3%
Asia Pacific	167.6	176.8	(9.2)	3.2	(6.0)	(5.2)%	(3.4)%
EMEA[7]	117.1	127.9	(10.8)	1.5	(9.3)	(8.4)%	(7.3)%
Total revenue	576.7	586.1	(9.4)	(3.5)	(12.9)	(1.6)%	(2.2)%

65See “Non-IFRS Financial Measures and Other Specified Financial Measures”.
7 EMEA comprises Europe, the Middle East, Africa, and Latin America.

Impact of Incremental Week on Fiscal 2022 Revenue

	Third quarter ended				$ Change			% Change
CAD $ millions	January 1, 2023	January 2, 2022	Incremental Week	January 2, 2022 (Excluding Incremental Week)	Excluding Incremental Week	Foreign exchange impact	In constant currency[9]	Excluding Incremental Week	In constant currency[9]
Canada	109.2	117.2	(5.7)	111.5	(2.3)	—	(2.3)	(2.1)%	(2.1)%
United States	182.8	164.2	(8.5)	155.7	27.1	(9.0)	18.1	17.4%	11.6%
Asia Pacific	167.6	176.8	(4.1)	172.7	(5.1)	3.1	(2.0)	(3.0)%	(1.2)%
EMEA[8]	117.1	127.9	(4.9)	123.0	(5.9)	2.2	(3.7)	(4.8)%	(3.0)%
Total revenue	576.7	586.1	(23.2)	562.9	13.8	(3.7)	10.1	2.5%	1.8%

Gross profit and gross margin
Gross6profit increased $2.6m primarily due to gross margin expansion. Gross margin was favourably impacted by pricing, partially offset by higher duty costs, product mix from a lower proportion of parka sales and the unfavourable impact of the fair value inventory acquisition adjustment on sales related to the Japan Joint Venture.
Operating income and adjusted EBIT
Operating income declined largely due to unfavourable foreign exchange fluctuations related to the Company’s senior secured term loan facility (the “Term Loan Facility”) and working capital, net of hedge impacts, investment in information technology for business growth, higher costs related to opening new stores and running stores at full capacity except Mainland China, and higher fees in support of strategic activities and costs associated with the Japan Joint Venture. The decrease was partially offset from the higher gross profit and the timing of investment in marketing to assist with brand awareness and support our growth, which occurred earlier in the year compared to fiscal 2022. Adjusted EBIT decreased primarily due to higher costs related to investment in technology, opening new stores and running stores at full capacity except Mainland China, foreign exchange fluctuations net of hedge impacts related to working capital partially offset by higher gross profit and the timing of marketing spend which occurred earlier in the year compared to fiscal 2022.
Net income and adjusted net income
Net income and adjusted net income was lower as compared to Q3 2022 primarily as a result of the factors described above impacting operating income and adjusted EBIT as well as higher income tax expense.
Balance Sheet Highlights
Cash was $344.2m as at Q3 ended January 1, 2023, compared to $407.6m as at Q3 ended January 2, 2022, largely due to a greater investment in working capital. During the third quarter of fiscal 2023, the Company repurchased 745,381 subordinate voting shares for a total cash consideration of $17.9m.
Inventory was $482.0m as at Q3 ended January 1, 2023, compared to $368.1m as at Q3 ended January 2, 2022. Higher inventory levels are attributable to lower-than-expected sales in the Asia Pacific region due to ongoing COVID-19 disruptions for most of fiscal 2023 year to date and inventory planning. Inventory of $27.3m was acquired through the Japan Joint Venture, and the inventory level is $25.2m as at January 1, 2023. We monitor the levels of inventory in each of our sales channels and across geographic regions and aim to align with demand that we forecast in each region.
8 EMEA comprises Europe, the Middle East, Africa, and Latin America.
96See “Non-IFRS Financial Measures and Other Specified Financial Measures”.

Full Year Fiscal 2023 Outlook107
For fiscal 2023, the Company has lowered its overall guidance ranges from the previous outlook due to worse than expected COVID-19 related disruptions for most of Q3 2023 in Mainland China and slowing momentum in North America against a challenging macro-economic environment. The Company remains relentlessly focused on capitalizing on its growth opportunities and driving further brand heat while also tightly controlling all non-strategic spend in an effort to maximize profitable growth.
The Company currently expects:
•Total revenue $1.175Bn to $1.195Bn compared to previous guidance of $1.200Bn to $1.300Bn provided in Q2 2023 earnings release.
•Non-IFRS adjusted EBIT $167m to $182m, representing a margin of 14.2% to 15.3% compared to previous guidance of non-IFRS adjusted EBIT $215m to $255m, representing a margin of 17.9% to 19.6%.
•Non-IFRS adjusted net income per diluted share $0.92 to $1.03 compared to previous guidance of non-IFRS adjusted net income per diluted share $1.31 to $1.62.
For the fourth quarter of fiscal 2023, the Company currently expects:
•Total revenue $251m to $271m.
•Non-IFRS adjusted EBIT $19m to $35m.
•Non-IFRS adjusted net income per diluted share $0.00 to $0.12.
This outlook is based on a number of assumptions, including the following:
•Improved traffic and lower levels of operating disruptions globally, including mandatory closures, in both Company and partner operated retail stores, relative to fiscal 2022.

•There will be improved strength in Mainland China across the Company’s DTC channels and the macro-economic environment will not materially worsen in any of the Company’s geographies.
•The Company expects approximately $45m to $50m in total revenue in fiscal 2023 from the Japan Joint Venture compared to previous assumption of $60m to $65m in light of a slower than expected revenue build in new stores.
•DTC revenue is expected to be in high 60s as a percentage of total revenue, compared to previous assumption of 70% to 73% of total revenue with a DTC comparable sales decline in the low single digits compared to the previous assumption of a decline in the low-single digits at the lower end of the range to growth of high-single digits at the top end of the range.
•Wholesale revenue growth of 6%.
•Gross margin in the high 60s as a percentage of total revenue.
•Q4 fiscal 2023 selling, general and administrative (“SG&A”) expenses used in the calculation of adjusted EBIT in the low 50s as a percentage of revenue.
•Effective tax rate in the mid 20s as a percentage of income before taxes for fiscal 2023 compared to the previous assumption in the low 20s.
•Weighted average diluted shares outstanding of 104.8m for fiscal 2023 compared to the previous assumption of 105.8m as the new assumption incorporates share buyback activity.
710The Company is not able to provide, without unreasonable effort, a reconciliation of the guidance for non-IFRS adjusted EBIT and non-IFRS adjusted net income per diluted share to the most directly comparable IFRS measure because the Company does not currently have sufficient data to accurately estimate the variables and individual adjustments included in the most directly comparable IFRS measure that would be necessary for such reconciliations, including (a) income tax related accruals in respect of certain one-time items (b) the impact of foreign currency exchange and (c) non-recurring expenses that cannot reasonably be estimated in advance. These adjustments are inherently variable and uncertain and depend on various factors that are beyond the Company's control and as a result it is also unable to predict their probable significance. Therefore, because management cannot estimate on a forward-looking basis without unreasonable effort the impact these variables and individual adjustments will have on its reported results in accordance with IFRS, it is unable to provide a reconciliation of the non-IFRS measures included in its fiscal 2023 guidance.

Within the meaning of applicable securities laws, this outlook constitutes forward-looking information. The purpose of this outlook is to provide a description of management's expectations regarding the Company's annual financial performance and may not be appropriate for other purposes. Actual results could vary materially as a result of numerous factors, including the extent and duration of operational disruptions that may affect our business as a result of the COVID-19 pandemic and other risk factors, many of which are beyond the Company’s control. See “Cautionary Note Regarding Forward-Looking Statements”.
Conference Call Information
The Company will host the conference call at 9:00 a.m. Eastern Standard Time on February 2, 2023. The conference call can be accessed by using the following link: https://register.vevent.com/register/BI18083b8c9aa54b4ab7176f00a6065d9b. After registering, an email will be sent including dial-in details and a unique conference call pin required to join the live call. A live webcast of the conference call will also be available on the investor relations page of the Company's website at http://investor.canadagoose.com.
About Canada Goose
Founded in 1957 in a small warehouse in Toronto, Canada, Canada Goose (NYSE:GOOS, TSX:GOOS) is a lifestyle brand and a leading manufacturer of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic, ensuring a legacy of functionality is embedded in every product from parkas and rainwear to apparel and accessories. Canada Goose is inspired by relentless innovation and uncompromised craftsmanship, recognized as a leader for its Made in Canada commitment. In 2020, Canada Goose announced HUMANATURE, its purpose platform that unites its sustainability and values-based initiatives, reinforcing its commitment to keep the planet cold and the people on it warm. Canada Goose also owns Baffin, a Canadian designer and manufacturer of performance outdoor and industrial footwear. Visit www.canadagoose.com for more information.

Condensed Consolidated Interim Statements of Income
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

	Third quarter ended		Three quarters ended
	January 1, 2023	January 2, 2022	January 1, 2023	January 2, 2022
		Restated		Restated
	$	$	$	$
Revenue	576.7	586.1	923.8	875.3
Cost of sales	160.3	172.3	298.9	295.8
Gross profit	416.4	413.8	624.9	579.5
Gross margin	72.2%	70.6%	67.6%	66.2%
SG&A expenses	222.1	208.8	506.6	423.7
SG&A expenses as % of revenue	38.5%	35.6%	54.8%	48.4%
Operating income	194.3	205.0	118.3	155.8
Operating margin	33.7%	35.0%	12.8%	17.8%
Net interest, finance and other costs	6.0	7.6	20.2	32.0
Income before income taxes	188.3	197.4	98.1	123.8
Income tax expense	50.8	46.1	19.2	20.1
Effective tax rate	27.0%	23.4%	19.6%	16.2%
Net income	137.5	151.3	78.9	103.7
Net income attributable to non-controlling interest	2.6	—	3.1	—
Net income attributable to shareholders of the Company	134.9	151.3	75.8	103.7
Weighted average number of shares outstanding
Basic	105,146,788	106,915,147	105,238,509	108,999,722
Diluted	105,668,608	107,840,995	105,778,351	109,969,956
Earnings per share attributable to shareholders of the Company
Basic	$1.28	$1.42	$0.72	$0.95
Diluted	$1.28	$1.40	$0.72	$0.94
Non-IFRS Financial Measures:[11]
Adjusted EBIT	197.1	205.0	147.5	158.9
Adjusted EBIT margin	34.2%	35.0%	16.0%	18.2%
Adjusted net income attributable to shareholders of the Company	134.5	151.2	96.0	112.7
Adjusted net income per basic share attributable to shareholders of the Company	$1.28	$1.41	$0.91	$1.03
Adjusted net income per diluted share attributable to shareholders of the Company	$1.27	$1.40	$0.91	$1.02
11 See “Non-IFRS Financial Measures and Other Specified Financial Measures”.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
(unaudited)
(in millions of Canadian dollars, except per share amounts)

	Third quarter ended		Three quarters ended
	January 1, 2023	January 2, 2022	January 1, 2023	January 2, 2022
		Restated		Restated
	$	$	$	$

Net income	137.5	151.3	78.9	103.7

Other comprehensive income (loss)
Items that will not be reclassified to earnings, net of tax:
Actuarial gain on post-employment obligation	—	—	1.0	0.2
Items that may be reclassified to earnings, net of tax:
Cumulative translation adjustment gain (loss)	22.5	(9.9)	10.7	(10.1)
Net (loss) gain on derivatives designated as cash flow hedges	(4.6)	(0.7)	4.5	(2.6)
Reclassification of net loss on cash flow hedges to income	3.4	2.3	4.9	2.8
Other comprehensive income (loss)	21.3	(8.3)	21.1	(9.7)
Comprehensive income	158.8	143.0	100.0	94.0

Attributable to:
Shareholders of the Company	156.6	143.0	96.9	94.0
Non-controlling interest	2.2	—	3.1	—
Comprehensive income	158.8	143.0	100.0	94.0

Condensed Consolidated Statements of Financial Position
(unaudited)
(in millions of Canadian dollars)

	January 1, 2023	January 2, 2022	April 3, 2022
		Restated
Assets	$	$	$
Current assets
Cash	344.2	407.6	287.7
Trade receivables	120.9	108.0	42.7
Inventories	482.0	368.1	393.3
Income taxes receivable	5.7	0.5	1.1
Other current assets	58.3	38.1	37.5
Total current assets	1,011.1	922.3	762.3

Deferred income taxes	67.7	65.8	53.2
Property, plant and equipment	128.5	123.1	114.2
Intangible assets	132.9	123.8	122.2
Right-of-use assets	275.6	241.2	215.2
Goodwill	65.0	53.1	53.1
Other long-term assets	22.2	8.2	20.4
Total assets	1,703.0	1,537.5	1,340.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	262.0	244.5	176.2
Provisions	46.6	43.2	18.5
Income taxes payable	31.8	36.9	24.5
Short-term borrowings	52.4	3.8	3.8
Current portion of lease liabilities	66.6	61.7	58.5
Total current liabilities	459.4	390.1	281.5

Provisions	36.7	30.5	31.3
Deferred income taxes	22.2	13.2	15.8
Term loan	393.4	370.8	366.2
Lease liabilities	250.3	208.5	192.2
Other long-term liabilities	42.9	22.5	25.7
Total liabilities	1,204.9	1,035.6	912.7

Equity
Equity attributable to shareholders of the Company	484.1	501.9	427.9
Non-controlling interests	14.0	—	—
Total equity	498.1	501.9	427.9
Total liabilities and equity	1,703.0	1,537.5	1,340.6

Non-IFRS Financial Measures and Other Specified Financial Measures
This press release includes references to certain non-IFRS financial measures such as adjusted EBIT, adjusted net income and constant currency revenue and certain non-IFRS ratios such as, adjusted EBIT margin, adjusted net income attributable to shareholders of the Company and adjusted net income per basic and diluted share attributable to the shareholders of the Company. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS nor do they replace or supersede any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. Definitions and reconciliations of non-IFRS measures to the nearest IFRS measure can be found in our MD&A. Such reconciliations can also be found in this press release under “Reconciliation of Non-IFRS Measures” and, in the case of constant currency revenue, under “Revenue”.
This press release also includes DTC comparable sales growth which is a supplementary financial measure defined as sales on a constant currency basis from e-Commerce sites and stores which have been operating for one full year (12 successive fiscal months). The measure excludes store sales from both periods for the specific trading days when the stores were closed, whether those closures occurred in the current period or the comparative period.
Reconciliation of Non-IFRS Measures
The tables below reconcile net income to adjusted EBIT and adjusted net income attributable to shareholders of the Company for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.
Beginning with the third quarter of fiscal 2023, we no longer include pre-store opening costs in the reconciliation of net income to adjusted EBIT and adjusted net income attributable to shareholders of the Company, as we believe these costs are a part of our operating base as we accelerate new store openings. Comparable periods have been restated to reflect this change.

	Third quarter ended		Three quarters ended
CAD $ millions	January 1, 2023	January 2, 2022[12]	January 1, 2023	January 2, 2022[12]
Net income	137.5	151.3	78.9	103.7
Add (deduct) the impact of:
Income tax expense	50.8	46.1	19.2	20.1
Net interest, finance and other costs	6.0	7.6	20.2	32.0
Operating income	194.3	205.0	118.3	155.8
Unrealized foreign exchange loss (gain) on Term Loan Facility (a)	(3.6)	(0.5)	11.7	1.6
Share-based compensation (b)	—	0.1	—	0.2
Net temporary store closure costs (c)	0.8	—	3.2	0.2
Transition of logistics agencies (e)	—	—	—	0.1
Japan joint venture costs (f)	4.1	—	8.3	—
Head office transition costs (g)	1.5	—	4.7	—
Other (i)	—	0.4	1.3	1.0
Total adjustments	2.8	—	29.2	3.1
Adjusted EBIT	197.1	205.0	147.5	158.9
Adjusted EBIT margin	34.2%	35.0%	16.0%	18.2%
For the third quarter ended January 1, 2023, adjusted EBIT was $197.1m representing a margin of 34.2% which was below our previous outlook of $220.0m to $250.0m and an adjusted EBIT margin of 37.9% to 38.6%. This was primarily due to lower than expected sales, revenue channel mix whereby wholesale and DTC revenue were replaced by other revenue, the donation to assist refugees from the War in Ukraine, higher than anticipated investment in strategic projects, and the negative impacts of foreign exchange.

	Third quarter ended		Three quarters ended
CAD $ millions	January 1, 2023	January 2, 2022[12]	January 1, 2023	January 2, 2022[12]
Net income	137.5	151.3	78.9	103.7
Add (deduct) the impact of:
Unrealized foreign exchange (gain) loss on Term Loan Facility (a)	(3.6)	(0.5)	11.7	1.6
Share-based compensation (b)	—	0.1	—	0.2
Net temporary store closure costs (c) (d)	0.8	—	3.3	0.2
Transition of logistics agencies (e)	—	—	—	0.1
Japan Joint Venture costs (f)	4.1	—	8.3	—
Head office transition costs (g) (h)	2.0	—	5.9	—
Acceleration of unamortized costs on Term Loan Facility Repricing (j)	—	—	—	9.5
Japan Joint Venture remeasurement gain on contingent consideration and put option (k)	(2.7)	—	(4.7)	—
Other (i)	—	0.4	1.3	1.0
Total adjustments	0.6	0.0	25.8	12.6
Tax effect of adjustments	(0.3)	(0.1)	(4.3)	(3.6)
Adjusted net income	137.8	151.2	100.4	112.7
Adjusted net income attributable to non-controlling interest (l)	(3.3)	—	(4.4)	—
Adjusted net income attributable to shareholders of the Company	134.5	151.2	96.0	112.7
Weighted average number of diluted shares outstanding	105,668,608	107,840,995	105,778,351	109,969,956
Adjusted net income per diluted share attributable to shareholders of the Company	$1.27	$1.40	$0.91	$1.02
12 The Company adopted a change in accounting policy for the year ended April 3, 2022, on the treatment of implementation costs related to Software as a Service (“SaaS”) arrangements. See “Changes in Accounting Policies” for a description of the impact from adopting the agenda decision and the impact of retrospective application on the comparative period.
For the third quarter ended January 1, 2023, adjusted net income per diluted share attributable to the shareholders of the Company was $1.27 which was below our previous outlook of $1.47 to $1.72. This is primarily due to lower adjusted EBIT as noted above.
(a)Unrealized gains and losses on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk all of which are included in SG&A expenses.
(b)Non-cash based compensation expense on stock options issued prior to the Company’s initial public offering under the Legacy Plan and cash payroll taxes paid of less than $0.1m and less than $0.1m in the third and three quarters ended January 1, 2023, respectively (third and three quarters ended January 2, 2022 - $0.1m and $0.1m, respectively) on gains earned by option holders (compensation) when stock options are exercised.
(c)Net temporary store closure costs of $0.8m and $3.2m were incurred in the third and three quarters ended January 1, 2023, respectively (third and three quarters ended January 2, 2022 - $nil and $0.2m, respectively).
(d)Includes less than $0.1m and $0.1m of interest expense on lease liabilities for temporary store closures for the third and three quarters ended January 1, 2023, respectively (third and three quarters ended January 2, 2022 - $nil and less than $0.1m, respectively).

(e)Costs incurred for the transition of logistics, warehousing, and freight forwarding agencies to enhance our global distribution structure.
(f)Costs in connection with the establishment of the Japan Joint Venture including the impact of gross margin that would otherwise have been recognized on the sale of inventory recorded at net realizable value less costs to sell.
(g)Costs incurred for the corporate head office transition, including depreciation on right-of-use assets.
(h)Corporate head office transition costs incurred in (g) as well as $0.5m and $1.2m of interest expense on lease liabilities for the third and three quarters ended January 1, 2023, respectively (third and three quarters ended January 2, 2022 - $nil and $nil, respectively).
(i)Costs for legal proceeding fees including for the defence of class action lawsuits and rent abatements received.
(j)Non-cash unamortized costs accelerated in connection with the repricing amendment for the Term Loan Facility entered into on April 9, 2021.
(k)The Company recorded a gain of $(2.2)m and $(5.9)m during the third and three quarters ended January 1, 2023, respectively, on the fair value remeasurement of the contingent consideration related to the Japan Joint Venture. A fair value (gain) loss on remeasurement of the Japan Joint Venture put option liability of $(0.5)m and $1.2m has been recorded during the third and three quarters ended January 1, 2023, respectively. These gains and losses are included in net interest, finance and other costs within the interim statements of income.
(l)Calculated as net income attributable to non-controlling interest less $0.7m and $1.3m of gross margin adjustment, put option liability and contingent consideration revaluation related to the Japan Joint Venture, and tax expense attributable to the non-controlling interest for the third and three quarters ended January 1, 2023, respectively.
Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements, including statements relating to the execution of our proposed strategy, early leading indicators and impacts for the fourth quarter of fiscal 2023, our operating performance and prospects, and the general impact of the COVID-19 pandemic on the business. These forward-looking statements generally can be identified by the use of words such as “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “potential,” “would,” “will,” and other words of similar meaning. Each forward-looking statement contained in this press release, including, without limitation, our fiscal 2023 revised full year and the related assumptions included herein is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Our business is subject to substantial risks and uncertainties. Applicable risks and uncertainties include, among others, the impact of the ongoing COVID-19 pandemic and the extent and duration of related disruptions to our operations, as well as the evolution of the global economic conditions, are discussed under the headings “Cautionary Note regarding Forward-Looking Statements” and “Factors Affecting our Performance” in our MD&A as well as in our “Risk Factors” in our Annual Report on Form 20-F for the year ended April 3, 2022. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.

Investors:
ir@canadagoose.com
Media:
media@canadagoose.com